Exhibit 99.3

017BN40001 Proxy Form - Annual Meeting of Shareholders to be held on April 5, 2022. 01S0QD Fold Fold 1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority. 3. This form of proxy revokes any proxy previously given with respect to the meeting. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items 1, 2, 3, 4 and 5 and AGAINST items 6, 7, 8 and 9. 6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. 7. This form of proxy should be read with the Notice of Meeting and Management Proxy Circular. Notes to Proxy Form Proxies must be received by 9:00 a.m. (Eastern), April 1, 2022. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. Black or Blue pen preferred. Print in CAPITAL letters inside the boxes. METHOD OF VOTING CONTROL NUMBER ® Registered trademark of The Bank of Nova Scotia. To Vote by Mail • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided or to Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario M5J 2Y1 To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com. Security Class Holder Account Number

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This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia.

Appointment of Proxyholder

The undersigned holder of common shares of The Bank of Nova Scotia hereby appoints:
Aaron W. Regent, Chairman of the Board, or failing him, Brian J. Porter, President and Chief Executive Officer

OR

Print the name of the person you are appointing instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held on April 5, 2022 at 9:00 AM (Eastern) and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder's discretion in respect of such amendments or variations and other matters as may properly come before the meeting.

Note: If you are completing the appointment box above and your proxyholder intends to attend the annual meeting online, YOU MUST go to http://www.computershare.com/BNS and provide Computershare with the name and e-mail address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the meeting. This user name will allow your proxyholder to log in and vote at the meeting, using the password "bns2022". Without a user name, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

The Directors recommend shareholders vote **FOR** items 1, 2, 3, 4 and 5 below:

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1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
Nora A. Aufreiter	☐	☐	Lynn K. Patterson	☐	☐	Una M. Power	☐	☐	Susan L. Segal	☐	☐
Guillermo E. Babatz	☐	☐	Michael D. Penner	☐	☐	Aaron W. Regent	☐	☐	L. Scott Thomson	☐	☐
Scott B. Bonham	☐	☐	Brian J. Porter	☐	☐	Calin Rovinescu	☐	☐	Benita M. Warmbold	☐	☐
Daniel (Don) H. Callahan	☐	☐									

	For	Withhold
2. Appointment of KPMG LLP as auditors	☐	☐

	For	Against
3. Advisory vote on non-binding resolution on executive compensation approach	☐	☐
4. Approval of amendments to the Stock Option Plan to increase the number of shares issuable under the plan	☐	☐
5. Approval of amendments to the Stock Option Plan to amend the amending provisions of the plan	☐	☐

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Shareholder Proposals (set out in the Management Proxy Circular)

The Directors recommend shareholders vote **AGAINST** the Shareholder Proposals below:

	For	Against	Abstain		For	Against	Abstain
6. Shareholder Proposal 1	☐	☐	☐	**8. Shareholder Proposal 3**	☐	☐	☐
7. Shareholder Proposal 2	☐	☐	☐	**9. Shareholder Proposal 4**	☐	☐	☐

Shareholder Signature(s) - Sign Here - This section must be completed.

Signature(s)

Day Month Year

Quarterly Report Request
Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do not mark this box and return this form, Quarterly Reports will not be sent to you in 2022. ☐

Annual Report Waiver
Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box and return this form, the Annual Report will continue to be sent to you. ☐

Management Proxy Circular Request
Mark this box if you WANT to receive the Management Proxy Circular (MPC) by mail. If you do not mark this box and return this form, the MPC will not be sent to you in 2023. ☐

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